Liquid Alternative Beta Credit Suisse Long/Short Liquid Index (Net) Liquidity Transparency Diversification Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this press release relates. Before you invest, you should read the prospectus in that registration statement and the applicable pricing supplement, the underlying supplement dated September 14, 2009, the prospectus supplement dated March 25, 2009 and the prospectus dated March 25, 2009 that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you this term sheet, underlying supplement, prospectus supplement and prospectus if you so request by calling 1-800-221-1037. Filed pursuant to Rule 433 Registration Statement No. 333-158199-1 March 15, 2010

What is Alternative Beta? Traditional Beta Alpha (Active manager universe) Overall Investment Universe Hedge Fund Alpha Alternative Beta (Hedge Fund Beta) Alternative Beta Achieved through broad and diversified exposure to overall hedge fund returns (i.e. hedge fund indices) Similar to equity market beta Does not target absolute return Cost efficient access to overall hedge fund industry returns with enhanced liquidity and transparency Hedge Fund Alpha Achieved through concentrated exposure to high-conviction managers Characterized by single manager alpha-generating skill Targets absolute returns Subject to headline risks characteristic of hedge funds Breakdown of the Investment Universe

Credit Suisse Long/Short Liquid Index (Net) “CS L/S Liquid Index (Net)” The CS L/S Liquid Index (Net) targets the risk/return characteristics of the long/short equity manager universe represented by the Credit Suisse/Tremont Long/Short Equity Hedge Fund Index (“CS Tremont L/S Index”) Target Index: CS Tremont L/S Index Represents the net aggregate returns of approximately 150 long/short equity hedge fund managers Credit Suisse/Tremont Indices pioneered the measurement of alternative beta and were established in 1999 Asset-weighted index construction similar to traditional market indices, e.g. S&P 500 Calculated on a monthly basis and rebalanced quarterly Replication Index: CS L/S Liquid Index (Net) Represents the returns of 18 liquid investable market factors* weighted in accordance with an algorithm Credit Suisse Liquid Alternative Beta is led by academic and in-house quantitative analysis and was established in 2008 Transparent and rules-based construction methodology Calculated daily by NYSE and rebalanced monthly * Includes S&P 500, MSCI EM, Russell 2000, Russell 2000 Value, MSCI EAFE, Russell 2000 Growth, NASDAQ 100, High Price Momentum, Low Price Momentum, and 9 S&P Sectors Selected Risk Factors The performance of the CS L/S Liquid Index (Net) is not determined by the performance of the target index and may have no correlation to the performance of the target index. The CS L/S Liquid Index (Net) will not be adjusted for changes in hedge fund strategies. The CS L/S Liquid Index (Net) has limited history and may perform in unexpected ways. The target index tracks assets which involve additional risks that are not fully transparent; therefore, an investment linked to the CS L/S Liquid Index (Net) may be exposed to certain risks that cannot be fully accounted for based on an examination of the CS L/S Liquid Index (Net) or the market factors, as the factor weights of the market factors are subject to monthly adjustments based on changes in the target index. If a market disruption event has occurred on a scheduled rebalancing date, as determined by the index calculation agent, the index calculation agent may postpone the rebalancing date to a day on which no market disruption event exists, or effect the rebalancing of the CS L/S Liquid Index (Net) in a staggered fashion depending on the impact of the market disruption event on the relevant market factors.

Historical Performance Long/Short Equity indices have served as an effective portfolio diversifier during this credit crisis and previous financial crises Past performance does not guarantee or indicate future results. *The above chart shows hypothetical performance of the CS L/S Liquid Index (Net) from January 1998 to October 16, 2009 and actual historical performance from October 17, 2009 through January 31, 2010. The hypothetical and actual historical data for the CS L/S Liquid Index (Net) set forth above do not account for the postponement of rebalancing dates. Historical performance is not indicative of future performance. The CS L/S Liquid Index (Net) includes 0.5% of index calculation fees. -60% -30% 0% 30% 60% 90% 120% 150% 180% 210% 240% Jan-98 Jan-00 Jan-02 Jan-04 Jan-06 Jan-08 Jan-10 S&P 500 Index (TRI) DJ Stoxx 50 Index (TRI) TOPIX Index Barclays US Aggregate Index Value (TRI) CS Tremont L/S Index CS L/S Liquid Index (Net)*

Benefits of Liquid Alternative Beta Hedge Funds offer certain risk/return characteristics but with associated risks: Liquid Alternative Beta is not subject to these hedge fund risks and offers: However, the risks of Liquid Alternative Beta include Liquid index performance may not correlate with benchmark performance There is no assurance that the liquid index strategies will be successful While the liquid indices track the performance of non-hedge fund transparent market measures, the benchmarks track a variety of non-transparent investments Liquid index investments are exposed to fees which may negatively impact their return Manager Risk Illiquidity Lack of transparency Similar risk/return characteristics as a well diversified portfolio of hedge funds Superior Liquidity Structured product capability Hedging via inverse exposure Liquid Alternative Beta offers exposure to alternative asset classes using liquid, tradable market instruments

Alternative Beta vs. Fund of Fund Indices

Liquidity
Transparency
Diversification

Alternative Beta indices offer an attractive risk/return profile vs. the average fund of fund (FoF) (as represented by FoF indices)

Rolling 5 Year Return Analysis (January 2005-December 2009)

	CS L/S Liquid Index (Net)	CS Tremont L/S Index	InvestHedge Global Multi-Strategy US$ (FoF) Index	HFRI FoF Composite Index	Eurekahedge FoF Index
Cumulative Return	32.5%	36.7%	18.7%	14.7%	16.2%
Annualized Return	5.8%	6.4%	3.5%	2.8%	3.0%
Annualized Standard Deviation	9.0%	8.7%	6.0%	6.7%	6.5%
Sharpe Ratio	0.33	0.42	0.11	(0.01)	0.03
Maximum Drawdown	-22.9%	-22.0%	-18.5%	-22.2%	-20.6%
Best Month	4.8%	5.2%	2.9%	3.3%	3.0%
Worst Month	-8.6%	-7.8%	-6.2%	-6.5%	-6.0%
Percent Positive Months	65.0%	63.3%	71.7%	65.0%	68.3%

The above chart shows hypothetical performance of the CS L/S Liquid Index (Net) from January 2005 to October 16, 2009 and actual historical performance from October 17, 2009 through December 31, 2009.

Source: Bloomberg. All data was obtained from publicly available information, internally developed data and other third party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

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The CS L/S Liquid Index (Net) (the “Index”)

Index Model Our CS L/S Liquid Index (Net) is calculated in three sequential stages Historical index and factor data Fit returns of the target index using five equity index factors Only include significant factors Use residuals from the base stage (the portion of the target returns not explained by the base stage) Fit using style factors (value/growth and momentum) Only include significant factors Use residuals from the style stage Fit residuals using nine sector index factors Include at most one factor with maximum 25% allocation Input Base stage Style stage Rotation stage Factor weights The above diagram illustrates the multi-stage rebalance process which the CS L/S Liquid Index (Net) uses on the historical returns of the CS Tremont L/S Index to determine the exposure to each of the factors at each index rebalance. The process uses regression analysis to try to identify broad themes in the early stages and more granular themes in subsequent stages. Later stage regressions target only those returns not explained by earlier stages. After all stages have been completed, the coefficients of the regressions in each stage are combined to form the factor weights. This process is repeated monthly at each index rebalance using the most recent returns of the CS Tremont L/S Index. The Index essentially tracks the following: Market factors selected and weighted according to the algorithmic methodology of the Index Hypothetical borrowing cost if the Index's exposure to market factors is leveraged (shorts) Certain charges and fees

Average Annual Market Factor Exposures* (including hypothetical exposures)

Liquidity
Transparency
Diversification

Index Average Annual Market Factor Exposures* (including hypothetical exposures) **Jan 1998 – Jan 2010**



1.2
1
0.8
0.6
0.4
0.2
0
-0.2
-0.4
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
S&P 500
Russell 2000
MSCI EAFE
NASDAQ 100
MSCI EM
Russell 2000 Value
Russell 2000 Growth
High Price Momentum
Low Price Momentum
S&P Sectors

*Source: Credit Suisse. The above chart shows the monthly factor exposures of the CS L/S Liquid Index (Net) aggregated to an annual summary level. Bars represented above zero on the y-axis indicate a long exposure to those factors and bars below zero represent aggregate short exposure to the factors. The chart sets forth the hypothetical exposures of the Index from January 1, 1998 through April 30, 2008 and actual historical exposures of the Index from May 1, 2008 through January 31, 2010.

Selected Risk Factors

- You will not have any rights in the securities constituting the market factors, the CS L/S Liquid Index (Net) or the target index .
- Your return on an investment linked to the CS L/S Liquid Index (Net) will not reflect the return of owning instruments whose returns track the individual market factors.
- The index committee may substitute one or more market factors with other indices or other market measures under certain circumstances.
- The components comprising market factors included in the CS L/S Liquid Index (Net) may have been issued by non-U.S. companies and, therefore, investments linked to the CS L/S Liquid Index (Net) may be subject to risks associated with non-U.S. securities markets.

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Performance Comparison* (including hypothetical performance) *The above chart shows hypothetical performance of the Credit Suisse Long/Short Liquid Index (“CS L/S Liquid Index”) from January 1998 to April 2008 and actual historical performance from May 2008 to January 2010. The chart shows hypothetical performance of the CS LAB Index from January 1998 to December 2009 and actual historical performance from December 2009 to January 2010. The CS L/S Liquid Index is the gross version of the CS L/S Liquid Index (Net) without the 0.5% index calculation fee. Risk/Return Comparison of Liquid Indices versus other asset classes (Dec 31, 1997- Jan 31, 2010)* The above chart compares the risk/return profile of a number of different indices representing regional exposures to various asset classes. Returns are plotted on the y-axis with the corresponding historical volatility of those returns on the x-axis. Volatility is used as a proxy for the riskiness of those returns. Investors ideally want to achieve returns in the top left quadrant of the this chart (i.e. high returns with low risk). Past performance does not guarantee or indicate future results. MSCI World S&P 500 DJ Eurostoxx 50 Nikkei 225 Credit Suisse Long/Short Liquid Index CS Tremont L/S Index CS/Tremont Broad HF Index MSCI Emerging Markets S&P GSCI Barclays US Bond Aggregate FTSE 100 Credit Suisse Liquid Alternative Beta Index -4% -2% 0% 2% 4% 6% 8% 10% 0% 5% 10% 15% 20% 25% 30% Annualized Volatility (Risk) Annualized Performance (Return)

Index Performance* (including hypothetical performance) Index Performance* January 1998 – January 2010 Source: Credit Suisse, Credit Suisse Tremont Index LLC, Bloomberg. *The above chart represents the cumulative returns of the net version of the CS L/S Liquid Index compared to the performance of the CS Tremont L/S Index. The chart sets forth the hypothetical performance of the net version of the Index from January 1, 1998 through October 16, 2009 and actual historical performance from October 17, 2009 through January 31, 2010. The hypothetical and actual historical data for the Index set forth above do not account for the postponement of rebalancing dates. Historical performance is not indicative of future performance. The net version of the CS L/S Liquid Index includes 0.5% of index calculation fees. Performance Characteristics* January 1998 – January 2010 Hypothetical CS L/S Liquid Index (Net) CS Tremont L/S Index Annualized Return 8.73% 9.34% 1 Month -1.50% -1.50% Annualized Volatility 11.19% 10.52% Sharpe Ratio 0.51 0.60 Correlation to CS Tremont L/S Index 0.87 1.00 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 YTD CS L/S Liquid Index (Net) 8.06% 45.75% 0.31% 6.31% -1.74% 13.61% 12.38% 7.94% 18.51% 12.07% -18.30% 13.12% -1.50% CS Tremont L/S Index 17.18% 47.24% 2.07% -3.65% -1.60% 17.27% 11.57% 9.68% 14.38% 13.66% -19.76% 19.46% -1.50% Excess Return -9.12% -1.49% -1.77% 9.96% -0.14% -3.66% 0.82% -1.75% 4.14% -1.59% 1.46% -6.34% 0.00% -50% 0% 50% 100% 150% 200% 250% Jan-98 Jan-00 Jan-02 Jan-04 Jan-06 Jan-08 Jan-10 Hypothetical CS L/S Liquid Index (Net) CS Tremont L/S Index

Credit Suisse Long/Short Liquid Index (Net) Exchange Traded Notes (“ETN”) Investment Terms 0.50% Index Calculation Fee Credit Suisse Long/Short Liquid Index (Net)* Index: February 19, 2010 Inception date: 0.45% ETN Annual Investor fee: NYSE Arca Primary exchange: 22542D878 CUSIP: CSLABLN Bloomberg index ticker: CSLS.IV Intraday indicative value ticker: CSLS Ticker: * Index performance is reported net of a 0.50% index calculation fee Selected Risk Considerations: We have listed the ETNs on NYSE Arca under the symbol "CSLS.“ If an active secondary market in the ETN develops, we expect that investors will purchase and sell the ETN primarily in this secondary market. We have no obligation to maintain this listing on NYSE Arca or any listing on any other exchange, and may delist the ETN at any time. Although the return on the ETNs will be based on the performance of the CS L/S Liquid Index (Net), the payment of any amount due on the ETNs, including any payment at maturity, is subject to the credit risk of Credit Suisse. Investors are dependant on Credit Suisse’s ability to pay all amounts due on the ETNs, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the market value of the ETNs prior to maturity. While the CS L/S Liquid Index (Net) aims to replicate the performance of the CS Tremont L/S Index by tracking the performance of non-hedge fund, transparent market measures, the CS Tremont L/S Index tracks a variety of investments many of which are not transparent. The performance of the CS L/S Liquid Index (Net) may not correlate with the performance of the CS Tremont L/S Index and there is no assurance that the strategy on which the Index is based will be successful. Historical performance of the CS L/S Liquid Index (Net) or any other index is not indicative of future performance. We cannot guarantee that the level of CS L/S Liquid Index (Net) or any other index will be at a level that would result in a positive return on your overall investment in the ETNs. Investments linked to the CS L/S Liquid Index (Net) are exposed to different fees which may negatively impact the return on such investments. An investment in the ETNs involves significant risks. These risks are explained in more detail in the "Risk Factors" section of the applicable pricing supplement. You may access the Pricing Supplement dated February 19, 2010 related to the ETN summarized herein on the SEC website at: http://sec.gov/Archives/edgar/data/1053092/000104746910001167/a2196690z424b2.htm

Summary of Liquid Alternative Beta Goals Provide highly accessible, transparent and liquid exposure to alternative investment returns Seek to replicate aggregate hedge fund risk/return profiles (alternative beta) use quantitative modeling only consider liquid factors Credit Suisse Liquid Alternative Beta offers: Cost efficient access to the hedge fund risk/return profile (vs. Fund of Funds) Ability to create structured products Potential for tax efficient products A compelling core allocation for a hedge fund portfolio Enhanced liquidity

Contacts www.credit-suisse.com/notes +1 212 325 5909 +1 212 538 4407 +1 212 538 4408 Michael Clark Stewart Oldfield Joe Leo Structured Products

Endnotes Credit Suisse/Tremont Hedge Fund Index (the “Broad HF Index”): An asset-weighted hedge fund index compiled by Credit Suisse Tremont Index LLC. MSCI World: A free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed markets. Barclays US Bond Aggregate: A market-value-weighted index government securities, mortgage- backed securities, asset-backed securities and corporate securities, each with a maturity of over one year, designed to simulate the universe of bonds in the US market. S&P 500: A capitalization-weighted index of 500 stocks designed to measure performance of the broad domestic economy. MSCI Emerging Markets Index: A free float-adjusted market capitalization index that is designed to measure equity market performance of emerging markets. S&P Goldman Sachs Commodity Index (“GSCI”): Designed as a benchmark for investment in the commodity markets and as a measure of commodity market performance over time. TOPIX Index: Also known as the Tokyo Stock Price Index, is a capitalization weighted index of all companies listed on the First Section of the Tokyo Stock Exchange. Credit Suisse Liquid Alternative Beta Index (or, CS LAB Index): Reflects the returns of dynamic basket of liquid, investable market factors selected and weighted in accordance with an algorithm that aims to approximate the aggregate returns of the diversified universe of hedge fund managers as represented by the Credit Suisse/Tremont Hedge Fund Index. FTSE 100: A share index of the 100 most highly capitalized UK companies listed on the London Stock Exchange. DJ Eurostoxx 50: A stock index of Eurozone stocks whose goal is to provide a blue-chip representation of Supersector leaders in the Eurozone. Nikkei 225: A stock market index for the Tokyo Stock Exchange (TSE). NASDAQ 100: Includes 100 of the largest domestic and international non-financial securities listed on The Nasdaq Stock Market based on market capitalization. MSCI EAFE: A stock market index that is designed to measure the equity market performance of developed markets (Europe, Australasia, Far East), excluding the US & Canada. Russell 2000: A small-cap stock market index of the bottom 2,000 stocks in the Russell 3000 Index. Russell 2000 Value: Measures the performance of small-cap value segment of the U.S. equity universe. Russell 2000 Growth: Measures the performance of the small-cap growth segment of the U.S. equity universe. Low Price Momentum: A custom factor designed by Credit Suisse to track low price momentum movements in the markets. High Price Momentum: A custom factor designed by Credit Suisse to track high price momentum movements in the markets. S&P Sectors: Individual sector performance within the S&P 500 index.